January 29, 2020

VIA EDGAR CORRESPONDENCE

Lauren Hamilton

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	IVA Fiduciary Trust (the “Trust”)
SEC File No. 811-22211

Dear Ms. Hamilton:

We submit this letter in response to comments received on January 8, 2020 by telephone from the staff of the Securities and Exchange Commission relating to financial statements filed by the Trust on behalf of its series portfolios (the “Funds”) on Form N-CSR for the fiscal year ended September 30, 2019 (the “Filing”) and the annual report for registered investment companies filed by the Trust on behalf of the Funds on Form N-CEN for the fiscal year ended September 30, 2019.

For convenience, we have set forth each comment below, followed by the Trust’s response.

1.	Comment: In the Trust’s next update of its registration statement, please re-order the Principal risks of each Fund to prioritize those that are most likely to adversely affect the Funds’ net asset value, yield and total return. Please note that after listing the Principal risks, the remaining risks may be alphabetized. See ADI 2019-08 – Improving Principal Risks Disclosure.
Response: The Funds will make the requested change in the Trust’s next update of its registration statement.

2.	Comment: Please supplementally describe what is included in the other income line item in each Fund’s Statement of Operations.

Response:      Included within the other income line item are consent fee payments received in connection with voting in favor of corporate debt covenant amendments on debt issued by Rowan Cos., Inc., held by each Fund and consent fee payments received in connection with voting in favor of corporate debt covenant amendments on debt issued by Avanti Communications Group Plc. held by the IVA International Fund only.

3.	Comment: Please confirm whether the Funds executed any trades pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”). If so, state why the trades were not disclosed in the Filing as required by FASB ASC Topic 850 and the requirements outlined therein. Also see AICPA Expert Panel minutes from January 19, 2016.

Response:     Each Fund had trades pursuant to Rule 17a-7 under the 1940 Act during the fiscal year ended September 30, 2019 and disclosure required by FASB ASC Topic 850 should have been included in the Filing but was unintentionally omitted. If, in the future, the Funds have trades under Rule 17a-7 under the 1940, the Funds will include this disclosure.

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4.	Comment: The internal control letter issued by the Trust’s independent registered public accounting firm that was attached as an exhibit to the Trust’s Form N-CEN filed on December 11, 2019 omitted the city and state where the report was issued, which is required by Form N-CEN, Item G.1.a.iii - Instruction 3. Please include this information in future filings.

Response:     The Trust confirms that it will work with its independent registered public accounting firm to ensure that the city and state of where the internal control letter was issued is included in future filings.

We trust the foregoing is responsive to your comments. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brian F. Link__

Brian F. Link, Esq.

cc:	Stefanie Hempstead, Treasurer of the Trust
Shanda Scibilia, Chief Compliance Officer of the Trust

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